UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

Susanne V. Clark

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11th Floor

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Elizabeth Cooper

Michael Chao

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

August 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38046W105	13D	Page 2 of 17 pages

1	Names of Reporting Persons CCP III Cayman GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,566,028
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,566,028

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,566,028
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.2%
14	Type of Reporting Person CO

CUSIP No. 38046W105	13D	Page 3 of 17 pages

1	Names of Reporting Persons CB Blizzard Holdings C, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,467,653
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,467,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,653
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 4 of 17 pages

1	Names of Reporting Persons Centerbridge Associates III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 5 of 17 pages

1	Names of Reporting Persons CCP III AIV VII Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 6 of 17 pages

1	Names of Reporting Persons CB Blizzard Co-Invest Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 7 of 17 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings GP A, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 8 of 17 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 9 of 17 pages

1	Names of Reporting Persons Blizzard Aggregator, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 10 of 17 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings GP B, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 11 of 17 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings B, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 12 of 17 pages

1	Names of Reporting Persons Jeffrey H. Aronson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,566,028
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,566,028

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,566,028
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.2%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 25, 2022 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoHealth, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On the evening of May 18, 2023, the Reporting Persons and NVX Holdings, Inc., Brandon M. Cruz, Clinton P. Jones and BCCJ, LLC (collectively, the “Founder Stockholders”) delivered a non-binding proposal (the “Proposal”) to the Board of Directors (the “Board”) of the Issuer offering to acquire all of the outstanding shares of Class A Common Stock and LLC Interests that the Reporting Persons and the Founder Stockholders do not already own for a price per share or LLC Interest equal to $20.00 (the “Proposed Transaction”).

In response to feedback from the special committee of the Board (the “Special Committee”) that it will not pursue a transaction with the Reporting Persons and the Founder Stockholders under the terms set forth in the Proposal, the Reporting Persons and the Founder Stockholders informed the Special Committee on the evening of August 24, 2023 that they would withdraw the Proposal and cease to pursue the Proposed Transaction.

Notwithstanding the withdrawal of the Proposal, the Reporting Persons intend to continue to engage in discussions with, among others, management, the Board, stockholders (including the Founder Stockholders) and other stakeholders of the Issuer or its subsidiaries, and/or third parties, including potential acquirers, service providers and debt and equity financing sources, and other relevant parties and may take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation, asset sales or other asset transactions or purchases or repurchases of stock, debt or other securities and instruments) or the business, operations, assets, strategy, future plans, prospects, corporate structure, capital structure (including financings, refinancings and amendments, extensions or other modifications of the existing debt facilities of the Issuer or its subsidiaries), Board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, which discussions may include proposing or considering new proposals.

Notwithstanding the withdrawal of the Proposal, the Reporting Persons intend to regularly review their investment and continue to manage their holdings in the Issuer and GoHealth Holdings, LLC on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, any limitations imposed by the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities or debt instruments, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer and GoHealth Holdings, LLC as they deem appropriate. These actions may include (i) acquiring additional shares of Class A Common Stock and/or other equity, term loans, revolving loans, other debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities or debt instruments of the Issuer or its subsidiaries (collectively, “Interests”) in the open market or otherwise; (ii) exercising or refraining from exercising any rights or obligations with respect to such Interests; (iii) disposing of any or all of their Interests in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Interests; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer, including in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 9,511,860 shares of Class A Common Stock outstanding as of August 2, 2023, as provided by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2023, plus, as applicable, 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CCP III Cayman GP Ltd.	9,566,028	64.2%	0	9,566,028	0	9,566,028
CB Blizzard Holdings C, L.P.	1,467,653	15.4%	0	1,467,653	0	1,467,653
Centerbridge Associates III, L.P.	2,712,197	28.5%	0	2,712,197	0	2,712,197
CCP III AIV VII Holdings, L.P.	2,712,197	28.5%	0	2,712,197	0	2,712,197
CB Blizzard Co-Invest Holdings, L.P.	2,712,197	28.5%	0	2,712,197	0	2,712,197
CB Blizzard Lower Holdings GP A, LLC	2,712,197	28.5%	0	2,712,197	0	2,712,197
CB Blizzard Lower Holdings A, L.P.	2,712,197	28.5%	0	2,712,197	0	2,712,197
Blizzard Aggregator, LLC	5,386,178	36.2%	0	5,386,178	0	5,386,178
CB Blizzard Lower Holdings GP B, LLC	5,386,178	36.2%	0	5,386,178	0	5,386,178
CB Blizzard Lower Holdings B, L.P.	5,386,178	36.2%	0	5,386,178	0	5,386,178
Jeffrey H. Aronson	9,566,028	64.2%	0	9,566,028	0	9,566,028

CB Blizzard A is the record holder of 2,712,197 shares of Class A Common Stock. CB Blizzard C is the record holder of 1,467,653 shares of Class A Common Stock. CB Blizzard B is the record holder of 5,386,178 LLC Interests.

CCP GP is the general partner of CB Blizzard C and may be deemed to share beneficial ownership of the securities held of record by CB Blizzard C. CCP GP is also the general partner of Centerbridge Associates III, L.P., which is the general partner of each of CCP III AIV VII Holdings, L.P. and CB Blizzard Co-Invest Holdings, L.P., which are the owners of CB Blizzard Lower Holdings GP A, LLC, which is the general partner of CB Blizzard A. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by CB Blizzard A. CCP GP is also the sole manager of Blizzard Aggregator, LLC, which is the owner of CB Blizzard Lower Holdings GP B, LLC, which is the general partner of CB Blizzard B. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the LLC Interests held of record by CB Blizzard B. Jeffrey H. Aronson is the sole director of CCP GP and, as a result, may be deemed to share beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B.

By virtue of the agreements made pursuant to the Stockholders Agreement and the matters described in Item 4 above, the Reporting Persons and the Founder Stockholders may constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), which group may be deemed to collectively beneficially own 16,007,486 shares of Class A Common Stock of the Issuer, constituting approximately 75.9% of the 9,511,860 shares of the Class A Common Stock outstanding, plus the 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B and the 6,181,453 shares of Class A Common Stock underlying the LLC Interests held of record by certain of the Founder Stockholders, as calculated on the basis of Rule 13d-3 of the Exchange Act. However, the Reporting Persons expressly disclaim beneficial ownership of the 6,441,458 shares of Class A Common Stock (including the 6,181,453 shares of Class A Common Stock underlying the LLC Interests held of record by certain of the Founder Stockholders) beneficially owned by the Founder Stockholders. The Founder Stockholders have filed a separate Schedule 13D with respect to their interests in the Issuer and the Proposal.

(c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2023

CCP III Cayman GP Ltd.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Holdings C, L.P.
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Centerbridge Associates III, L.P.
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP III AIV VII Holdings, L.P.
By: Centerbridge Associates III, L.P., its general partner
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Co-Invest Holdings, L.P.
By: Centerbridge Associates III, L.P., its general partner
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings GP A, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings A, L.P.
By: CB Blizzard Lower Holdings GP A, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Blizzard Aggregator, LLC
By: CCP III Cayman GP Ltd., its sole manager

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings GP B, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings B, L.P.
By: CB Blizzard Lower Holdings GP B, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Jeffrey H. Aronson

/s/ Jeffrey H. Aronson